ACOLOGY, INC.

912 Maertin Lane

Fullerton, CA 92831Phone:

Tel: (661) 510-0978

VIA ELECTRONIC EDGAR FILING

May 28,2014

Division of Corporate Finance

Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Pamela A. Long
Assistant Director

Re:	Acology, Inc.
Registration Statement on Form S-1
Filed May 12, 2014 as Amended May 16, 2014
File No. 333-195866

Ladies and Gentlemen

We write in response to the Staff’s letter dated May 19, 2014, relating to the referenced filing.

Pursuant to a telephone conversation between Mr. Francis Decker of Paritz & Co.., P.A., our independent registered accounting firm and Mr. John Cash of the Staff of the Commission, we are submitting this letter to explain the accounting presented in this filing.

Acology, Inc. (which was formerly named Pinecrest Investment Group, Inc.)(“Acology”) registered its common stock under Section 12(g) of the Securities Exchange Act of 1934 on Form 10SB12G filed on February 8, 2000, and it common stock remained registered thereunder until February 26, 2009, when Acology filed Form 15 terminating such registration; this form was accepted on that date. From 2002 until the consummation of the merger described in the registration statement on March 28, 2014, Acology had no operations and nominal assets. On that date, a wholly owned subsidiary of Acology was merged with and into D&C Distributors, LLC, a limited liability company incorporated on January 29, 2013, under the laws of California (“D&C”), with the results, among others, that (i) D&C, which was the surviving entity in this merger, became the wholly owned subsidiary of Acology and (ii) the members of D&C became the controlling shareholders of Acology. Such merger is referred to as the “Merger.”

Pursuant to ASC 805, Acology concluded that D&C was the accounting acquirer in the Merger and that, accordingly, the audited financial statements included in the registration statement for the year ended December 31, 2013, which ended prior to the consummation of the Merger, should be those of D&C. The principal bases for this conclusion were that (i) after the consummation of the Merger, the former members of D&C owned a controlling interest in the combined company, (ii) prior to the Merger, Acology had no operations and no assets and (iii) D&C was an active operating company and continued its business after the Merger as a wholly owned subsidiary of Acology.

In the registration statement, Acology presented the audited historical financial statements of D&C, the accounting acquirer, from January 29, 2013, its date of formation, to December 31, 2013, and the interim unaudited financial statement as of and for the three months March 31, 2014, which reflect the merger in the consolidated financial statements. All future financial statement filings will only include the results of operations of D&C.

We are anxious to proceed with the review of the registration statement and will appreciate your advising us promptly if you concur with the basis of or presentation, or, if not, what the Staff believe is the proper presentation for Acology to follow.

Very truly yours,

ACOLOGY, INC.

By: /s/ Curtis Fairbrother

Chief Executive Officer